UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

EXPLANATORY NOTE

On October 13, 2020, Vascular Biogenics, Ltd. (the “Company”) issued a press release announcing that Marc Kozin has been appointed as Vice-Chairman of the Company’s Board of Directors (the “Board”). Mr. Kozin will transition to becoming Chairman during 2021, at which time Bennett Shapiro, M.D., the current Chairman of the Board, will step down as Chairman. It is expected that Dr. Shapiro will remain on the Board. Mr. Kozin will serve on the Board until the Company’s next annual general meeting of shareholders or until his successor is duly appointed and qualified, or until his earlier resignation or removal.

The Company plans to call an extraordinary general meeting to have the Company’s shareholders approve Mr. Kozin’s election to the Board along with certain of the proposed compensation terms and equity grant that the Board granted to Mr. Kozin.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This report on Form 6-K and Exhibit 99.1 filed herewith hereto is being filed by the Company and is hereby expressly incorporated by reference into the Company’s Registration Statements on Form F-3 (file nos. 333-222138 and 333-207250).

EXHIBITS

Exhibit	Description

99.1	Press Release Dated October 13, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: October 13, 2020	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer